Q2 FY2020

ENDAVA ANNOUNCES SECOND QUARTER FISCAL YEAR 2020 RESULTS

Q2 FY2020
19.6%Year on Year Revenue Growth to £85.9 million
20.5% Revenue Growth at Constant Currency
IFRS diluted EPS £(0.25) compared to £0.14 in the prior year comparative period
Adjusted diluted EPS £0.30 compared to £0.20 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended December 31, 2019, the second quarter of its 2020 fiscal year ("Q2 FY2020").

"Endava delivered another strong quarter with revenue for Q2 FY2020 of £85.9 million, an increase of 19.6% Year on Year on a reported basis or 20.5% on a constant currency basis from £71.8 million in the same period in the prior year. Our proforma constant currency growth rate reflecting the sale of the Worldpay Captive was 24.5% Year on Year. In addition to strong continued organic growth, our recent acquisitions of Intuitus and Exozet should further our expansion efforts," said John Cotterell, Endava’s CEO.

SECOND QUARTER FISCAL YEAR 2020 FINANCIAL HIGHLIGHTS:

•	Revenue for Q2 FY2020 was £85.9 million, an increase of 19.6% compared to £71.8 million in the same period in the prior year.

•	Revenue growth rate at constant currency (a non-IFRS measure) was 20.5% for Q2 FY2020 compared to 42.4% in the same period in the prior year.

•
Loss before tax for Q2 FY2020 was £(17.3) million compared to profit before tax of £9.4 million in the same period in the prior year. The loss during the quarter is the result of the declaration of a non-recurring, discretionary employee bonus of £27.7 million in December 2019. The Endava Limited Guernsey Employee Benefit Trust ("EBT") funded the first tranche of the bonus through sales of Endava's Class A ordinary shares in November 2019. The funding of the second tranche by the EBT is expected to occur during the second half of FY2020. As previously disclosed, the EBT, whose beneficiaries are our employees, was holding certain Class A ordinary shares for sale in the event it decided to fund a discretionary cash bonus to our employees.

Q2 FY2020

•
Adjusted profit before tax (a non-IFRS measure) for Q2 FY2020 was £20.5 million compared to £13.6 million in the same period in the prior year, or 23.8% of revenue compared to 18.9% in the same period in the prior year.

•
Loss for the period was £(13.8) million in Q2 FY2020, resulting in a diluted EPS of £(0.25), compared to profit for the period of £7.4 million and diluted EPS of £0.14 in the same period in the prior year.

•
Adjusted profit for the period (a non-IFRS measure) was £16.8 million in Q2 FY2020, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.30 compared to adjusted profit for the period of £10.9 million and adjusted diluted EPS of £0.20 in the same period in the prior year.

CASH FLOW:

•	Net cash from operating activities was £11.1 million in Q2 FY2020 compared to £9.6 million in the same period in the prior year.

•	Adjusted free cash flow (a non-IFRS measure) was £8.0 million in Q2 FY2020 compared to £9.2 million in the same period in the prior year.

•	At December 31, 2019, Endava had cash and cash equivalents of £79.0 million, compared to £70.2 million at June 30, 2019.

OTHER METRICS FOR THE QUARTER ENDED DECEMBER 31, 2019

•
Headcount reached 6,267 at December 31, 2019, with 5,472 average operational employees in Q2 FY2020, compared to a headcount of 5,389 at December 31, 2018 and 4,845 average operational employees in the same quarter of the prior year.

•	Number of clients with over £1 million in revenue was 65 on a rolling twelve months basis at December 31, 2019 compared to 60 at December 31, 2018.

•	Top 10 clients accounted for 37% of revenue in Q2 FY2020, compared to 38% in the same period in the prior year.

•
By geographic region, 29% of revenue was generated in North America, 23% was generated in Europe, 45% was generated in the United Kingdom and 3% was generated in the Rest of the World in Q2 FY2020. This compares to 27% in North America, 28% in Europe and 45% in the United Kingdom in the same period in the prior year.

•
By industry vertical, 53% of revenue was generated from Payments and Financial Services, 24% from TMT and 23% from Other. This compares to 53% Payments and Financial Services, 27% TMT and 20% Other in the same period in the prior year.

Q2 FY2020

BUSINESS HIGHLIGHTS:

On December 17, 2019 Endava announced the purchase of Exozet GmbH (“Exozet”), headquartered in Berlin, Germany. Exozet is a leading German digital agency delivering digital transformation from ideation to production using Agile development.

On November 4, 2019, Endava announced the purchase of Intuitus Limited ("Intuitus"), headquartered in Edinburgh, Scotland. Intuitus is a leading independent provider of information technology due diligence and other technology advisory services to Private Equity clients.

OUTLOOK:

Third Quarter Fiscal Year 2020:
We expect revenues will be in the range £87.5m to £88.0m, representing constant currency growth of between 26% and 27%. We expect adjusted diluted EPS to be in the range of £0.21 to £0.22 per share.

Full Fiscal Year 2020:
We expect revenues will be in the range £349m to £353m, representing constant currency growth of between 25% and 26%. We expect adjusted diluted EPS to be in the range of £0.95 to £0.99 per share.

Our guidance regarding constant currency growth is pro-forma for the sale of Endava Technology SRL, also referred to as “the Worldpay Captive,” to Worldpay. The transaction closed on August 31, 2019.

This quarter, we are providing guidance for Q3 FY2020 and for the Full Fiscal Year 2020 using the exchange rates at the end of January, when the exchange rate was 1 GBP to 1.31 USD and 1.19 Euro.

Q2 FY2020

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q3 FY2020 or FY2020 because of the unreasonable effort of estimating certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains)/losses, the effect of which may be significant.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, February 13, 2020, to review its Q2 FY2020 results. To participate in Endava’s Q2 FY2020 earnings conference call, please dial in at least five minutes prior to the scheduled start time (877) 683-6368 or (647) 689-5450 for international participants, Conference ID 7564228.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, February 28, 2020.
ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT, Consumer Products, Retail, Logistics and Healthcare. Endava had 6,267 employees as of December 31, 2019 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Argentina, Uruguay, Venezuela, and Colombia.

Q2 FY2020

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, revenue growth at constant currency adjusted for the sale of the Worldpay Captive, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended December 31, 2018 were used to convert revenue for the fiscal quarter ended December 31, 2019 and the revenue for the comparable prior period.

Revenue growth at constant currency adjusted for the sale of the Worldpay Captive is revenue growth at constant currency adjusted to exclude the impact of the sale of the Worldpay Captive.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, discretionary EBT bonus expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange gains and losses, initial public offering expenses incurred, Sarbanes-Oxley compliance readiness expenses incurred, fair value movement of contingent consideration and gain on disposal of subsidiary (all of which are non-cash other than discretionary EBT bonus expense, realised foreign currency exchange gains and losses, initial public offering expenses, Sarbanes-Oxley compliance readiness expenses incurred and gain on disposal of subsidiary). Adjusted PBT margin is adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Q2 FY2020

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

In order for Endava’s investors to be better able to compare its current period results with those of previous periods, the Company has shown a reconciliation of IFRS to non-IFRS financial measures. Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding our projected financial performance for our third fiscal quarter and fiscal year 2020, the anticipated receipt from the EBT of the second tranche of funding for the discretionary employee bonuses and statements regarding the anticipated impact on our business of our acquisition of Intuitus and Exozet. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our ability to sustain our revenue growth rate in the future; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly- skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; the size of our addressable market and market trends; our ability to adapt to technological change and innovate solutions for our clients; our plans for growth and future operations, including our ability to manage our growth; our expectations of future

Q2 FY2020

operating results or financial performance; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 25, 2019. In addition, the forward-looking statements included in this press release represent our views and expectations as of the date hereof and are based on information currently available to us. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so except as required by law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q2 FY2020

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended December 31		Three Months Ended December 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000
REVENUE	168,252	138,248	85,900	71,834
Cost of sales
Direct cost of sales	(122,592)	(83,026)	(73,828)	(42,668)
Allocated cost of sales	(8,311)	(7,305)	(4,391)	(3,737)
Total cost of sales	(130,903)	(90,331)	(78,219)	(46,405)
GROSS PROFIT	37,349	47,917	7,681	25,429
Selling, general and administrative expenses	(36,480)	(31,008)	(19,139)	(16,345)
OPERATING PROFIT/ (LOSS)	869	16,909	(11,458)	9,084
Net finance (expense) / income	(2,871)	(4,860)	(5,799)	331
Gain on sale of subsidiary	2,215	—	—	—
PROFIT/(LOSS) BEFORE TAX	213	12,049	(17,257)	9,415
Tax on profit/(loss) on ordinary activities	483	(2,584)	3,441	(1,998)
PROFIT/ (LOSS) FOR THE PERIOD	696	9,465	(13,816)	7,417
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(4,385)	662	(2,460)	930
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	(3,689)	10,127	(16,276)	8,347

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	52,848,507	48,859,382	53,140,682	49,454,195
Weighted average number of shares outstanding - Diluted	55,663,120	54,454,333	55,957,472	54,892,513
Basic EPS (£)	0.01	0.19	(0.26)	0.15
Diluted EPS (£)	0.01	0.17	(0.25)	0.14

Q2 FY2020

CONDENSED BALANCE SHEETS

	December 31, 2019	June 30, 2019	December 31, 2018
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	59,467	36,760	42,447
Intangible assets	31,478	28,910	30,303
Property, plant and equipment	11,776	10,579	9,989
Lease right-of-use assets	49,109	—	—
Financial assets	881	—	—
Deferred tax assets	11,447	9,550	2,519
TOTAL	164,158	85,799	85,258
ASSETS - CURRENT
Trade and other receivables	74,251	65,917	63,766
Corporation tax receivable	4,171	790	546
Financial assets	592	—	—
Cash and cash equivalents	78,975	70,172	51,044
TOTAL	157,989	136,879	115,356
TOTAL ASSETS	322,147	222,678	200,614
LIABILITIES - CURRENT
Borrowings	954	21	39
Lease liabilities	10,489	—	—
Trade and other payables	72,511	48,502	41,892
Corporation tax payable	983	2,920	1,270
Contingent consideration	1,131	1,244	1,244
Deferred consideration	1,707	1,516	4,691
TOTAL	87,775	54,203	49,136
LIABILITIES - NON CURRENT
Lease liabilities	39,545	—	—
Borrowings	—	—	3
Deferred consideration	1,901	—	—
Deferred tax liabilities	2,837	2,033	2,601
Other liabilities	108	113	284
TOTAL	44,391	2,146	2,888
EQUITY
Share capital	1,095	1,089	1,061
Share premium	20,278	17,271	48,614
Merger relief reserve	4,430	4,430	4,430
Retained earnings	156,313	146,963	73,956
Other reserves	9,548	(1,577)	22,804
Investment in own shares	(1,683)	(1,847)	(2,275)
TOTAL	189,981	166,329	148,590
TOTAL LIABILITIES AND EQUITY	322,147	222,678	200,614

Q2 FY2020

CONDENSED STATEMENTS OF CASH FLOWS

	Six Months Ended December 31		Three Months Ended December 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit/ (Loss) for the period	696	9,465	(13,816)	7,417
Income tax charge/(credit)	(483)	2,584	(3,441)	1,998
Non-cash adjustments	15,886	13,305	13,930	4,808
Tax paid	(3,535)	(2,911)	(2,703)	(1,419)
Net changes in working capital	13,936	(10,778)	17,121	(3,190)
Net cash from operating activities	26,500	11,665	11,091	9,614

INVESTING ACTIVITIES
Purchase of non-current assets (tangible and intangible)	(5,830)	(3,964)	(3,324)	(2,070)
Proceeds from disposal of non-current assets	120	25	107	25
Acquisition of business / subsidiaries (net of cash acquired)	(27,061)	—	(25,538)	—
Proceeds from sale of subsidiary net of cash disposed of	2,744	—	166	—
Cash and cash equivalents acquired with subsidiaries	3,289	—	3,289	—
Interest received	353	126	154	52
Net cash used in investing activities	(26,385)	(3,813)	(25,146)	(1,993)

FINANCING ACTIVITIES
Proceeds from sublease	302	3,500	148	3,500
Repayment of borrowings	(9)	(23,526)	—	(3,511)
Repayment of lease liabilities	(4,569)	—	(2,413)	—
Interest paid	(375)	(222)	(209)	(74)
Grant received	661	1,784	97	1,679
Net proceeds from initial public offering	—	44,828	—	—
Proceeds from sale of EBT shares	14,797	—	14,797	—
Issue of shares	9	—	—	—
Net cash from financing activities	10,816	26,364	12,420	1,594
Net change in cash and cash equivalents	10,931	34,216	(1,635)	9,215

Cash and cash equivalents at the beginning of the period	70,172	15,048	83,628	41,765
Exchange differences on cash and cash equivalents	(2,128)	1,780	(3,018)	64
Cash and cash equivalents at the end of the period	78,975	51,044	78,975	51,044

Q2 FY2020

RECONCILIATION OF IFRS FINANCIAL MEASURES TO ADJUSTED FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Six Months ended December 31		Three Months ended December 31
	2019	2018	2019	2018
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	21.7%	41.7%	19.6%	43.6%
Foreign exchange rates impact	(0.7%)	(0.6%)	0.9%	(1.2%)
REVENUE GROWTH RATE AT CONSTANT CURRENCY INCLUDING WORLDPAY CAPTIVE	21.0%	41.1%	20.5%	42.4%
Impact of Worldpay Captive	2.3%	—	4.0%	—
PROFORMA REVENUE GROWTH RATE AT CONSTANT CURRENCY EXCLUDING WORLDAY CAPTIVE	23.3%	41.1%	24.5%	42.4%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Six Months Ended December 31		Three Months Ended December 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

PROFIT/(LOSS) BEFORE TAX	213	12,049	(17,257)	9,415
Adjustments:
Share-based compensation expense	6,996	5,010	3,673	3,125
Discretionary EBT bonus expense	27,657	—	27,657	—
Amortisation of acquired intangible assets	1,809	1,752	913	873
Foreign currency exchange (gains)/losses, net	2,913	(1,141)	5,466	(436)
Initial public offering expenses incurred	—	1,055	—	79
Sarbanes-Oxley compliance readiness expenses incurred	—	698	—	504
Net gain on disposal of subsidiary	(2,215)	—	—	—
Fair value movement of contingent consideration	—	5,805	—	—
Total adjustments	37,160	13,179	37,709	4,145
ADJUSTED PROFIT BEFORE TAX	37,373	25,228	20,452	13,560

PROFIT/ (LOSS) FOR THE PERIOD	696	9,465	(13,816)	7,417
Adjustments:
Adjustments to profit before tax	37,160	13,179	37,709	4,145
Tax impact of adjustments	(7,508)	(2,349)	(7,115)	(666)
ADJUSTED PROFIT FOR THE PERIOD	30,348	20,295	16,778	10,896

Diluted EPS (£)	0.01	0.17	(0.25)	0.14
Adjusted diluted EPS (£)	0.55	0.37	0.30	0.20

Q2 FY2020

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Six Months Ended December 31		Three Months Ended December 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

Net cash from operating activities	26,500	11,665	11,091	9,614
Adjustments:
Grant received	661	1,784	97	1,679
Net purchases of non-current assets (tangible and intangible)	(5,710)	(3,939)	(3,217)	(2,045)
Adjusted Free cash flow	21,451	9,510	7,971	9,248

Q2 FY2020

SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Six Months Ended December 31		Three Months Ended December 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

Direct cost of sales	3,830	1,939	2,133	1,191
Selling, general and administrative expenses	3,166	3,071	1,540	1,934
Total	6,996	5,010	3,673	3,125

DEPRECIATION AND AMORTIZATION

	Six Months Ended December 31		Three Months Ended December 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

Direct cost of sales	5,910	1,859	3,159	959
Selling, general and administrative expenses	2,833	2,058	1,457	1,029
Total	8,743	3,917	4,616	1,988
EMPLOYEE BENEFIT TRUST DISCRETIONARY BONUS

	Six Months Ended December 31		Three Months Ended December 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

Direct cost of sales	25,182	-	25,182	-
Selling, general and administrative expenses	2,475	-	2,475	-
Total	27,657	-	27,657	-

Q2 FY2020

EMPLOYEES, TOP 10 CUSTOMERS and REVENUE SPLIT

Six Months Ended December 31	Six Months Ended December 31		Three Months Ended December 31
	2019	2018	2019	2018

Closing number of total employees	6,267	5,389	6,267	5,389
Average operational employees	5,405	4,726	5,472	4,845

Top 10 customers %	39%	38%	37%	38%
Number of clients with > £1m of revenue (rolling 12 months)	65	60	65	60

Geographic split of revenue %
North America	28%	27%	29%	27%
Europe	24%	28%	23%	28%
UK	46%	45%	45%	45%
Rest of World (RoW)	2%	-	3%	-
Industry vertical split of revenue %
Payments and Financial Services	53%	53%	53%	53%
TMT	25%	27%	24%	27%
Other	22%	20%	23%	20%